Filed by Lakeshore Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lakeshore Acquisition I Corp.

Commission File No. 001-40474

ProSomnus® to Open New Global Headquarters and Manufacturing Center of Excellence,
Increasing Manufacturing Capacity and Efficiency

32,219-square-foot facility will quintuple growth and create local jobs

All ProSomnus medical devices are made in Pleasanton, CA, USA

San Francisco, CA, June 28, 2022 – ProSomnus, a leader in patient-preferred medical devices for the treatment of Obstructive Sleep Apnea (OSA), today announced plans for a new 32,219-square-foot facility in Pleasanton, California, USA. The facility will serve as the company’s global headquarters and manufacturing center of excellence. The move will quintuple manufacturing capacity, enabling ProSomnus to meet the rapidly growing demand for the company’s FDA-cleared oral appliance therapy devices. ProSomnus expects to begin operations at the facility in January 2023.

In addition to expanding capacity, the purpose-built facility will allow ProSomnus, a pioneer in precision oral appliance therapy, to enhance production workflows. The facility will be optimized for mass-customized manufacturing, artificial intelligence-driven medical device design, and 3D robotic milling, with the intention of enhancing production flow, product quality, manufacturing service and logistics.

“Our new Pleasanton facility will be engineered to improve productivity and process efficiency by applying the latest technologies and lean workflow,” stated Sung Kim, Co-Founder and Chief Technology Officer of ProSomnus. “Our enhanced manufacturing facility will allow the advancement of disruptive ideas that turn into innovative products.”

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

The new facility location was selected with employees, customers and suppliers in mind. The facility is within walking distance of rail and bus commuter centers, offers easy access to two major highways, and is near key shipping and logistics partners. Employees will enjoy outdoor break space and easy access to many local shops and restaurants.

“Expanding our footprint in a logistical hub such as Pleasanton is a critical step in making our patient-preferred Oral Appliance Therapy devices available to as many patients as possible,” said Len Liptak, Co-Founder and Chief Executive Officer of ProSomnus. “Our new facility will help ProSomnus meet the growing, global, demand for our medical devices, optimize our workflows, offers new jobs for the local economy, and provide employees with new career opportunities.”

About ProSomnus

ProSomnus is the first manufacturer of precision, mass-customized oral appliance therapy devices to treat OSA, which affects over 74 million Americans and is associated with serious comorbidities, including heart failure, stroke, hypertension, morbid obesity and type 2 diabetes. ProSomnus’s patented devices are a more comfortable and less invasive alternative to Continuous Positive Airway Pressure (CPAP) therapy, and lead to more effective and patient-preferred outcomes. With more than 150,000 patients treated, ProSomnus’s devices are the most prescribed oral appliance therapy in the U.S. To learn more, visit www.ProSomnus.com.

In May 2022, ProSomnus entered a definitive merger agreement with Lakeshore Acquisition I Corp. (Nasdaq: LAAA), a special purpose acquisition company. Upon closing, the combined company is expected to change its name to ProSomnus, Inc. and its Class A common stock is expected to be traded on the Nasdaq Capital Market under the symbol “OSA”.

Important Notice Regarding Forward-Looking Statements

This Press Release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Lakeshore Acquisition I Corp. (together with its successors, the “Purchaser”), LAAA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”), ProSomnus, HGP II, LLC, a Delaware limited liability company, as the representative of the stockholders of ProSomnus, and RedOne Investment Limited, a British Virgin Islands company, as the representative of the stockholders of Purchaser, and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Such risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Purchaser’s securities; (ii) the risk that the transaction may not be completed by Purchaser’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Purchaser; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Purchaser, the satisfaction of the minimum cash amount following any redemptions by Purchaser’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Purchaser related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Purchaser’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its convertible debt financing; (xv) the risk of potential future significant dilution to stockholders resulting from lender conversions under the convertible debt financing; and (xvi) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. A further list and description of risks and uncertainties can be found in Purchaser’s initial public offering prospectus dated June 10, 2021 and in Purchaser’s quarterly reports on Form 10-Q and annual reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) subsequent thereto and in the Registration Statement on Form S-4 and proxy statement that will be filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Purchaser, Merger Sub, ProSomnus, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Additional Information and Where to Find It

In connection with the transaction described herein, Purchaser will file relevant materials with the SEC, including the Registration Statement on Form S-4 and a proxy statement. The proxy statement and a proxy card will be mailed to stockholders as of a record date to be established for voting at the stockholders’ meeting relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement on Form S-4 and proxy statement without charge from Purchaser. The Registration Statement on Form S-4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Purchaser at 667 Madison Avenue, New York, NY 10065.

INVESTORS AND SECURITY HOLDERS OF PURCHASER ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT PURCHASER WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PURCHASER, PROSOMNUS AND THE TRANSACTIONS.

Participants in Solicitation

Purchaser, Merger Sub, ProSomnus, certain stockholders of ProSomnus, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Purchaser common stock in respect of the proposed transaction. Information about Purchaser’s directors and executive officers and their ownership of Purchaser’s ordinary shares is set forth in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Purchaser, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Investor Contact
Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media Contact
Kyle Evans
ICR Westwicke
Phone: +1.646.277.1295
Email: Kyle.Evans@westwicke.com

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com